<DOCUMENT>
<TYPE>EX-7
<SEQUENCE>15
<FILENAME>whiteknightamendments
<TEXT>

Articles of Amendment to
the Articles of Incorporation

of

White Knight Publications, Inc.
(name of corporation as currently filed with the Florida Depart. of State)

P01000116683
(document number of corporation)

   Pursuant to the provisions of section 607.1006, Florida Statutes, White Knight Publications, Inc. adopts the following amendments to its Articles of Incorporation:

ARTICLE 1
CORPORATE NAME

    The name of the Corporation is White Knight SST, Inc.

    All other Articles of Incorporation of White Knight Publications, Inc.  remain unchanged and in full force and effect.

    The Amendments were approved by the shareholders. The number of votes cast for the amendments by the shareholders were sufficient for approval.

    Signed this 10th day of December, 2003.

    By: s/s MARK CLANCY
          Mark Clancy
          President
          Director

</TEXT>
</DOCUMENT>